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Exhibit 12.1

CREDIT SUISSE FIRST BOSTON (USA), INC. AND SUBSIDIARIES
Statements Re Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(In millions, except for ratio)

	Year Ended December 31,
	2002	2001		2000		1999	1998
	(In millions)
Earnings:
Income (loss) before provision for income taxes(1)	$309	$(355)		$(1,868)		$740	$479
Add: Fixed charges
Interest (gross)	5,295	9,847		6,812		4,060	3,780
Interest factor in rents	147	176		101		53	39

Total fixed charges	5,442	10,023		6,913		4,113	3,819
Earnings before fixed charges and provision for income taxes (1)	$5,751	$9,668		$5,045		$4,853	$4,298

Ratio of earnings to fixed charges and preferred dividends	1.06	0.96	(2)	0.73	(3)	1.18	1.13

(1)
Income (loss) from continuing operations before provision (benefit) for income taxes, discontinued operations, extraordinary items and cumulative effect of a change in accounting principle.

(2)
The dollar amount of the deficiency in the ratio of earnings to fixed charges was $0.4 billion for the year ended December 31, 2001.

(3)
The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1.9 billion for the year ended December 31, 2000.

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  Exhibit 12.1
CREDIT SUISSE FIRST BOSTON (USA), INC. AND SUBSIDIARIES Statements Re Computation of Ratio of Earnings to Fixed Charges (Unaudited) (In millions, except for ratio)